GT REVISIONS 11/15

Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285

Announcement of Business Combination with Meadville PCB November 16, 2009 TTM Technologies, Inc.

Agenda Management Hosts: Kent Alder (President and CEO, TTM) Steve Richards (CFO, TTM) Tom Tang (Chairman, Meadville Holdings Limited) Canice Chung (CEO, Meadville Holdings Limited) Mai Tang (Vice Chairman, Meadville Holdings Limited) Transaction Overview Strategic Rationale for Business Combination Creating a Global Leader Additional Financial Information

Transaction Overview Equity purchase price of approximately US$521 million will be payable in the form of cash and TTM stock, which implies a transaction enterprise value of approximately US$936 million TTM shares issued to Meadville shareholders will represent approximately 45% interest in TTM post-transaction The Tang family is Meadville's substantial shareholder and will own approximately 33% after closing The Tang family will have one board seat (out of seven) and will enter into standstill and voting agreements New committed Asian credit facility established for combined company - up to US$582.5 million Working with the Committee on Foreign Investment in the United States (CFIUS) and the U.S. Department of Defense (DOD) to address and protect any national security concerns Transaction targeted to close in Q1 2010 Expected to be accretive to earnings without synergies within the first year of combined operations 1 TTM Technologies, Inc. ("TTM") to create a business combination with the printed circuit board (PCB) business ("Meadville PCB") of Meadville Holdings Limited ("Meadville") Notes: 1 This statement is not intended to be a profit forecast and should not be interpreted to mean that earnings for any subsequent financial period would necessarily be greater than those of any preceding financial period

Combination Creates A Leading Global PCB Manufacturer TTM 2008 Revenue: US$681 million 2008 Adjusted EBITDA1: US$95 million Largest North American PCB company by revenue with leading high-technology capabilities, listed on the NASDAQ exchange Key relationships with Tier-1 OEMs in communications, computing, military/aerospace and industrial markets Diversified end-markets and customer base Meadville PCB 2008 Revenue: US$669 million 2008 Adjusted EBITDA2: US$120 million Founded in 1985, headquartered in Hong Kong and a leading volume PCB manufacturer in Asia Key established relationships with Tier-1 Asian OEMs and strong developing relationships with European and North American OEMs Well positioned in attractive end markets, including communications equipment, cell phone, computer and peripherals, and high-end consumer electronics Combined Company 2008 Revenue: US$1.35 billion 2008 Adjusted EBITDA: US$215 million A leading global PCB company with high-technology capabilities and annual revenue over US$1.2 billion (#3 global rank) One stop global solution from quick-turn through volume production - focused facility specialization strategy Opportunity to capture significant incremental volume business from existing and new North American and EMEA customers Positions TTM to serve growing Asian market demand Integrated global sales force and manufacturing platform Complementary footprints, customers and end-markets Further diversifies end-market exposure and customer base (top 5 customers would represent 24% of 2008 revenue) Deep, talented management team with leading expertise in U.S. and China "Global Presence, Local Knowledge" Notes: 1 TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense of $25.2 million and non-recurring items which in CY2008 included metal reclamation benefit of ($3.7) million and impairment of goodwill of $123.3 million. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers 2 Meadville PCB adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense of $54.9 million, net exchange differences of ($19.6) million and non-scrap other income of ($0.7) million

Transaction Summary Sources/Uses & Combined Metrics TTM Meadville US$114mm Cash + 36.334mm TTM Shares All PCB Assets/Employees + US$582.5mm New Asian Bank Facility Combined Balance Sheet (6/30/2009) Combined Credit Statistics LTM2 Income Statement Data (LTM as of 6/30/09) Cash1: TTM Existing Convertible Debt: Assumed Meadville PCB Debt: Long-Term Bank Debt: Current Bank Debt: Short-Term Bank Loans: Bank Overdrafts: Total Combined Debt: Net Debt: LTM 6/30/09 Total Debt/Adj. EBITDA: Net Debt/Adj. EBITDA: Target Ratios within First Year 6 Total Debt/Adj. LTM EBITDA: Net Debt/Adj. LTM EBITDA: Revenue Adj. EBITDA Net Income 5 TTM3 + Meadville PCB4 = Combined $177.5 $175.0 $627.4 $74.4 $34.2 $640.8 $119.3 $28.2 $1,268.2 $193.7 $62.4 3.3x 2.3x Notes: 1 Illustrative pro forma cash at 6/30/09, excludes all transaction adjustments except for elimination of cash consideration to be paid to Meadville 2 LTM defined as Last Twelve Months 3 TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense of $24.4 million and non-recurring items which in the LTM period ended 6/30/09 included impairment of goodwill of $123.7 million and restructuring charges of $2.5 million. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers 4 Meadville PCB adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense of $54.9 million, net exchange differences of ($19.6) million, and non-scrap other income of ($0.7) million 5 TTM non-GAAP net income shown, which excludes amortization, stock-based compensation, amortization of debt issuance costs and impairment Meadville PCB net income shown is attributable to equity holders of the PCB business 6 Ratios based on management intentions, not a financial projection or forecast (US$ mm) (US$ mm) $452.7 $630.2 $52.3 $31.8 $0.9 $370.2 <2.0x <3.0x

Overview of Meadville and Meadville PCB

Overview of Meadville

- Founded in 1985 and headquartered in Hong Kong, Meadville is a leading PCB manufacturer in Asia and publicly listed on the Hong Kong stock exchange
  - Meadville focuses on higher-end PCB products
  - The company's "one-stop shop" service offers PCB engineering services, with QTA to volume production
  - Major customers include well-known global OEM and EMS customers from China, Japan, South Korea, North America and Europe as well as leading China focused OEMs
- Leading applications include wireless and landline infrastructure, notebook and server computing products, cellular phones and consumer handheld products
- Over 12,000 employees
- China-based facilities located in Hong Kong, Dongguan (2 facilities), Guangzhou, Shanghai (3 facilities) and Suzhou

Top Customers by End Market

End Market	Selected Customers			
Cellular Phone	Huawei	Longcheer	Nokia	ZTE
Consumer Electronics	Sony	TNCSi		
Networking/ Communication	Ericsson Motorola	Huawei Shanghai Bell	Juniper Networks ZTE	
Industrial/Medical/ Instrumentation/ Other	GE Healthcare	Siemens		
Computing/ Storage/Peripherals	AMD	Fujitsu Lenovo	Hynix NVIDIA	IBM

Key Financial Metrics – Meadville PCB

(US$ mm)	2007	2008
Revenue [1]	$526.6	$669.4
Growth (YoY%)	*44%*	*27%*
Gross Profit [1]	$122.8	$129.4
Gross Margin %	*23%*	*19%*
Operating Income [1]	$63.2	$85.9
Operating Income %	*12%*	*13%*
Total Assets [2]	$866.7	$1,032.7

Notes:
1 2007 and 2008 Income Statements converted from HKD to USD at 0.1282 and 0.1284, respectively
2 2007 and 2008 Balance Sheets converted from HKD to USD at 0.1282 and 0.1290, respectively

Revenue Mix – Meadville PCB

End Market


Industrial/Medical 4%
Other 8%
Automotive 1%
Consumer 10%
Cellular Phone 24%
Computer 19%
Communication 34%

Geography


Rest of World 1 29%
China 56%
orth America 6%
EMEA 9%

Notes:
1 Rest of World includes Hong Kong, Japan, Taiwan, Malaysia, Korea and others

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Strategic Rationale: Meadville PCB Meets All of TTM's Asian M&A Criteria

TTM has pursued an extensive and disciplined Asian M&A strategy

TTM's Current Strategy and Business Focus



Cost Effective Asian Capability
• China capacity with high volume production capability
• Opportunity to capture incremental volume business from North American and EMEA OEMs
• Seamless transition of customers' prototype business to cost effective volume production
• Footprint to supply growing Asian demand
Aerospace / Defense
• No. 1 North American supplier
• Rigid Flex and specialty PCB products
• Backplane and subassembly
Technology
• High performance, technologically complex PCBs
• Advanced manufacturing processes & technology expertise
• Industry-leading average layer count of 20+ at Chippewa Falls facility
Time
• Dedicated ultra-short lead time capability (<24 hours available)
• Dedicated, highly flexible, ramp-to-volume production in <10 days
• High-mix complex technology production with standard delivery
Financial Strength
• Focus on operational excellence
• Superior asset management and strong balance sheet
• Strong cash flow generation
• Successful integration of opportunistic acquisitions

TTM's Asian M&A Criteria	Meadville PCB Position
• Established financial model with leading growth and margin profile	✓
• Excellent management team with extensive China manufacturing expertise	✓
• Strong cultural fit – with similar business philosophies	✓
• Advanced technology capabilities – best fit with TTM	✓
• Specialized facility strategy	✓
• Complementary customer base consisting of Tier-1 OEMs	✓
• Diversified end-market mix	✓
• Cost effective platform with significant China manufacturing capacity	✓

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Strategic Rationale: Global PCB Positioning Low Medium High Technology Level Volume Standard Advanced Meadville PCB Focus Low TTM Focus TTM's advanced technology, quick-turn and aerospace/defense segments are well-positioned in North America Meadville PCB's focus is on the higher technology portion of the Asian market while maintaining a low cost solution for customers Quick-turn Server High-end Networking Cellular Phone / High-end Consumer Higher-end Networking Aerospace / Defense Commercial Aerospace

Strategic Rationale: Diversifying Revenue Base Revenue by Geography Revenue by End-Market TTM Pro Forma Meadville PCB TTM Pro Forma Meadville PCB Source: Company filings. Revenue for the calendar year 2008 period The combination creates a leading global manufacturer with a highly diversified revenue mix

Strategic Rationale: Diversifying Customer Base

TTM 2008 Revenue Contribution by Customer


Top 5 Customers
29%
Other
71%

Top 5 Customers
Cisco Systems
ITT Corporation
Juniper Networks
Northrop Grumman
Raytheon

Meadville PCB 2008 Revenue Contribution by Customer


Top 5 Customers
39%
Other
61%

Top 5 Customers
Apple
Ericsson
Huawei
Nokia
ZTE

Selected Customers by End Market

End Market	Selected Customers		
Military/ Aerospace	BAE Systems	ITT Corporation	Raytheon
	Hamilton Sundstrand	Northrop Grumman	
Networking/ Communication	Alcatel-Lucent	Huawei	Nokia Siemens Networks
	Cisco Systems	Juniper Networks	
Industrial/Medical/ Instrumentation/ Other	Agilent Technologies	General Electric	Trimble Navigation
	Covidien	Schweitzer Engineering	
Computing/ Storage/Peripherals	Emerson Electric	Hewlett-Packard	Intel
	Google	IBM	

Source: Company filings, Management

Selected Customers by End Market

End Market	Selected Customers			
Cellular Phone	Huawei	Longcheer	Nokia	ZTE
Consumer Electronics	Sony	TNCSi		
Networking/ Communication	Ericsson Motorola	Huawei Shanghai Bell	Juniper Networks	ZTE
Industrial/Medical/ Instrumentation/ Other	GE Healthcare	Siemens		
Computing/ Storage/Peripherals	AMD	Fujitsu Lenovo	Hynix NVIDIA	IBM

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Strategic Rationale: Growth/Synergy Opportunities One stop global solution Global presence, local knowledge PCBs, flex & rigid-flex and backplane assembly products Quick-turn through volume production Integrated global sales and production offering Enhances business potential with existing customers NPI through low cost volume production Full technology spectrum offering Cross-selling Creates business development potential with new customers Asia EMEA North America Business combination creates operational efficiencies Enhanced Purchasing Power Capital expenditures Best practices

Creates a Leading Global PCB Manufacturer... 2008 Top Global PCB Manufacturers (by revenue) Source: N.T. Information and company information, as of Q2 2009. PCB Revenue only Note: 1 Ranking incorporates PCB revenue only from TTM, Meadville PCB and combined entity (excludes assembly revenue); Meadville PCB financials converted from HKD to USD at 0.1290; Stand-alone rankings exclude TTM-Meadville PCB and Viasystems-Merix TTM-Meadville PCB Combination Creates an Ideal Global Company No. 3 Rank 1 No. 13 Rank1 No. 18 Rank1 Source: Company filings, Management Established financial model with strong growth, margins and cash flow generation Capable and experienced management team Disciplined, profit-focused and growth-oriented culture Ability to service customers on a global basis Delivers one-stop customer solution Focus on advanced technology/higher margin business Leading supplier to attractive aerospace/defense end-market Highly diversified revenues by geography, end-market, and customer Facility specialization strategy Low cost Asian capacity

Seamless integration across distinct facilities enables successful one-stop shop solution for commercial customers No planned facility closures 1 7 2 5 3 4 6 ....With A Global Facility Footprint Integrated manufacturing platform enables TTM to execute a global facility specialization strategy Focused Assembly 9 Shanghai, China 1 Stafford, CT 3 San Diego, CA Aerospace/Defense 6 High Tech/Quick Turn/High Mix 5 Chippewa Falls, WI 2 Santa Clara, CA Santa Ana, CA 7 Logan, UT 4 Stafford Springs, CT United States China 9 Volume Production Meadville 10 Dongguan - DMC 11 Dongguan - SYE 12 Guangzhou - GME 8 12 13 10 13 Shanghai - SME 14 Shanghai - SKE 15 Suzhou - MAS 11 14 15 Substrate 16 Shanghai - SMST TTM 8 Hong Kong - OPCM 16

Post Transaction Organizational Structure Combined company to retain respective local management teams post transaction The transaction is limited to Meadville's PCB business Meadville laminate business will be sold simultaneously in a separate transaction TTM Commercial Assembly US PCB Business Asian PCB Business Managed by existing TTM management team Managed by existing TTM management team Managed by existing Meadville management team

Combined Annual Revenue and Historical Adjusted EBITDA Annual Revenue 1 Historical Adjusted EBITDA 1 , 2 2006-2008 CAGR: 35.6% Notes: 1 TTM financials reflect acquisition of Tyco PCG on October 27, 2006 and Meadville's acquisition of Aspocomp on November 19, 2007 2 TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense and non-recurring items. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers; Meadville PCB adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense, net exchange differences and non-scrap other income 2006-2008 CAGR: 22.6% (US$ mm) (US$ mm)

Public Company Benchmarking LTM EBITDA Margin 1 LTM Revenue LTM EBITDA 1 LTM Revenue 15 TTM / Meadville PCB TTM / Meadville PCB Notes: 1 TTM adjusted EBITDA defined as Operating Income, excluding depreciation and amortization expense of $24.4 million and non-recurring items which in the LTM period ended 6/30/09 included impairment of goodwill of $123.7 million and restructuring charges of $2.5 million. Adjusted EBITDA definition in this presentation differs from previously disclosed TTM EBITDA for the same period to allow for improved comparability to TTM peers; Meadville PCB adjusted EBITDA defined as Operating Profit, excluding depreciation and amortization expense of $54.9 million, net exchange differences of ($19.6) million and non scrap other income of ($0.7) million; Other peers LTM adjusted EBITDA excludes restructuring / impairment charges where disclosed in public filings; Viasystems-Merix and TTM-Meadville excludes synergies Public North American PCB Companies LTM EBITDA Margin 1 TTM / Meadville PCB LTM EBITDA 1 TTM / Meadville PCB TTM / Meadville PCB TTM / Meadville PCB TTM-Meadville Combines North American & Asian Listed PCB Leaders Public Asian PCB Companies (US$ mm) (US$ mm) (US$ mm) (US$ mm)

New Fully-Committed Asian Credit Facility

Structure Overview

- US$582.5 million new credit facility from a syndicate of 7 leading Asian banks
- Flexible tranche structure to address Asian business requirements
  - Tranche A: US$350 million term loan; interest rate of L+200bps
  - Tranche B: US$87.5 million revolving credit; interest rate of L+225bps
  - Tranche C: US$65 million revolving invoice/trade credit; interest rate of L+125bps
  - Tranche D: US$80 million letter of credit
  - Commitment fee of 0.2% and tenor of 4 years for all tranches
- Security/Guarantors
  - Only assets of Asian PCB business are being pledged as collateral
  - TTM is providing a corporate guarantee as parent

Key Covenants / Terms

- Key Financial Covenants

Combined Company (US$mm)

	For Period Beginning Dec 31,				
	2009	2010	2011	2012	2013
Tangible Net Worth	$400	$400	$400	$400	$400
Net Borrowings/ Tangible Net Worth	1.00x	0.80x	0.80x	0.80x	0.80x
Net Borrowings/EBITDA	4.00x	3.00x	3.00x	3.00x	3.00x
EBITDA/Interest Expense	4.00x	4.00x	4.00x	4.00x	4.00x

Meadville PCB (HK$mm)

	For Period Beginning Dec 31,				
	2009	2010	2011	2012	2013
Tangible Net Worth	$1,700	$1,900	$2,100	$2,100	$2,100
Net Borrowings/ Tangible Net Worth	1.40x	1.25x	1.00x	1.00x	1.00x
EBITDA/Interest Expense	5.00x	5.00x	5.00x	5.00x	5.00x
Curr. Assets/Curr.Liab.	100%	100%	100%	100%	100%

- Minimum Tang ownership in TTM
  - Through the life of the Facility (4-years), the Tang family shall maintain minimum of 20% ownership of TTM and a majority of the board control of TTM's Asian PCB Business

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Key Milestones to Closing Anti-trust Approval in US (HSR) and PRC CFIUS and DOD Approval Meadville Shareholder Approval TTM Shareholder Approval Transaction expected to close in Q1 2010 and is dependent on:

Combined Investment Highlights Leading Global PCB Products Manufacturer Established Market Positions Across Diverse and Attractive Market Segments Attractive Tier-1 Customer List Integrated Global Sales and Manufacturing Platform Provides True, One-Stop Solution Industry-Leading Financial Performance Experienced and Capable Management Team With Extensive Experience in the PCB Manufacturing Industry "Global Presence, Local Knowledge"

Meadville Holdings Limited is a company listed on the Hong Kong Stock Exchange. The combination of TTM Technologies and Meadville's PCB business is regarded as a privatization of Meadville under the relevant Hong Kong regulations. In addition to compliance with the relevant U.S. securities laws, the transaction is also subject to Hong Kong laws and regulations, including the Hong Kong Code on Takeovers and Mergers (the "Code"). Under the Code, information is required to be made equally available to all shareholders as nearly as possible at the same time and in the same manner. TTM and Meadville have issued a joint announcement today which contains details about the transactions. The announcement has been filed with the SEC and the Hong Kong Stock Exchange. The Code expressly provides that no material new information and no significant new opinions can be provided or expressed at meetings with shareholders, analysts, stockbrokers or others engaged in investment management or advice during the offer period. During this call, TTM and Meadville will not be able to provide material information or express significant opinions which have not previously been published. Also, TTM and Meadville will not be able to give any profit forecasts or make any statements which may be treated as profit forecasts. Under the Code, a profit forecast must be reviewed and reported on by the auditors and the financial advisers before they can be published. No statements made in this presentation should be interpreted to mean that earnings will necessarily be greater than those for any preceding financial period. This presentation contains forward-looking statements that relate to future events or performance. These statements reflect the company's current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company's dependence upon the electronics industry, the risks associated with integrating acquisitions, the company's dependence upon a small number of customers, general economic conditions and specific conditions in the markets TTM addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other "Risk Factors" set forth from time to time in the company's SEC filings. Forward-Looking Statements Statement on Hong Kong Code on Takeovers and Mergers

Important Information Relating to the Proposed Transaction
     This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
     TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.